UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ___)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock, Par Value $.01 per Share

(Title of Class of Securities)

291087203

(CUSIP Number)

Bingzhao Tan

Wealth Warrior Global Limited

Unit C, 32/F., TML Tower

No. 3 Hoi Shing Road

Tsuen Wan, New Territories, Hong Kong

(852) 3950 4625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copy To:

September 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203	SCHEDULE 13D	Page 2 of 17

1.	NAMES OF REPORTING PERSONS

Aurizon Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 3 of 17

1.	NAMES OF REPORTING PERSONS

Merchant Link Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 4 of 17

1.	NAMES OF REPORTING PERSONS

Omen Charm Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 5 of 17

1.	NAMES OF REPORTING PERSONS

Ocean Rose Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 6 of 17

1.	NAMES OF REPORTING PERSONS

Praisewise Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 7 of 17

1.	NAMES OF REPORTING PERSONS

Rise Vision Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 8 of 17

1.	NAMES OF REPORTING PERSONS

Splendid Brilliance (PTC) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 9 of 17

1.	NAMES OF REPORTING PERSONS

Wealth Warrior Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 10 of 17

1.	NAMES OF REPORTING PERSONS

Guichai He
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 11 of 17

1.	NAMES OF REPORTING PERSONS

Bingzhao Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

15,243,283
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 12 of 17

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is a filing that relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Emerson Radio Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following entities and individuals (collectively the “Reporting Persons”):

•	Aurizon Enterprises Limited, a British Virgin Islands limited company (“AE”);

•	Merchant Link Holdings Limited, a British Virgin Islands limited company (“ML”);

•	Omen Charm Limited, a British Virgin Islands limited company (“OC”);

•	Ocean Rose Global Limited, a British Virgin Islands limited company (“OR”);

•	Praisewise Limited, a British Virgin Islands limited company (“PL”);

•	Rise Vision Global Limited, a British Virgin Islands limited company (“RV”);

•	Splendid Brilliance (PTC) Limited, a British Virgin Islands limited company (“SB”);

•	Wealth Warrior Global Limited, a British Virgin Islands limited company (“WW”);

•	Ms. Guichai He, a citizen of the People’s Republic of China; and

•	Mr. Bingzhao Tan, a Hong Kong citizen.

(b) The principal business address for each of the Reporting Persons is Unit C, 32/F., TML Tower, No. 3 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong. The principal office address for AE, ML, OC, OR, PL, RV, SB and WW is the same as its principal business address.

(c) Mr. Tan is the honorary chairman of Guangzhou Nimble Investment Limited, a company established in the People’s Republic of China and principally engaged in property development and investment holding. The principal business address of Guangzhou Nimble Investment Limited is No. 9 Zhongsan Section, Shiguang Road, Zhongcun Street, Panyu, Guangzhou, the People’s Republic of China. Ms. He’s principal occupation is as a real estate agent in the People’s Republic of China.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of AE, ML, OC, OR, PL, RV, SB and WW is organized in the British Virgin Islands. Mr. Tan is a Hong Kong citizen. Ms. He is a citizen of the People’s Republic of China.

CUSIP No. 291087203	SCHEDULE 13D	Page 13 of 17

Item 3.	Source and Amount of Funds or Other Consideration.

None of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own are directly held, or were directly acquired, by any of the Reporting Persons.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 4.	Purpose of Transaction.

As of the date of this Schedule 13D, S&T International Distribution Ltd., a British Virgin Islands limited company (“S&T”), has the power to vote and dispose of 15,243,283 shares of Common Stock (the “Emerson Shares”), representing approximately 61.6% of the outstanding shares of Common Stock, based on 24,736,868 shares of common stock outstanding as of August 31, 2017 as set forth in the Issuer’s Form 8-K filed with the Commission on October 2, 2017.

As the sole parent of S&T, Grande N.A.K.S. Ltd., a British Virgin Islands limited company (“N.A.K.S.”), has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., The Grande Holdings Limited, a Bermuda limited company (“Grande Holdings”), has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T.

On September 26, 2017, WW acquired 3,626,495,378 shares of common stock of Grande Holdings (the “Grande Holdings Interest”) from Sino Bright Enterprises Co., Ltd., a British Virgin Islands limited company (“Sino Bright”). The Grande Holdings Interest represents 65.9% of the outstanding shares of common stock of Grande Holdings as of the date hereof. Accordingly, WW may be deemed to be a controlling person of Grande Holdings, and as a result may be deemed to share the power to vote or direct the vote of (and to share the power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T. Mr. Tan is the sole director of WW, and owns all of the outstanding shares of common stock, of WW.

The consideration for the acquisition of the Grande Holdings Interest totaled approximately HK$651 million, of which approximately HK$63 million was used to set off an existing loan to Sino Bright and the remainder is payable by WW to Sino Bright on or prior to the second anniversary of the acquisition. This deferred payment is secured by a share mortgage on 1,000,000,000 shares included in the Grande Holdings Interest, representing 18.2% of the outstanding shares of common stock of Grande Holdings as of the date hereof. Sino Bright has agreed that it shall generally exercise any voting power in respect of the Grande Holdings shares subject to the share mortgage in accordance with the written instructions of WW, but may under certain limited circumstances exercise the voting power with respect to such shares in its discretion.

As a result of the acquisition of the Grande Holdings Interest, WW is required under the Hong Kong Code on Takeovers and Mergers to make a mandatory unconditional cash offer (the “Offer”) to purchase the outstanding shares of common stock of Grande Holdings not held by WW, ML or RV at HK$1.80 per share, the same price per share that WW paid in its acquisition of the Grande Holdings Interest. WW expects to make this mandatory offer shortly. Assuming WW acquires all of the shares subject to the Offer (other than shares held by Sino Bright and its affiliates, which have agreed not to accept the Offer), WW would hold approximately 91.6% of the outstanding shares of common stock of Grande Holdings as of the date hereof. In the event that as a result of the Offer the public float of Grande Holdings falls below 25% of the outstanding shares of common stock of Grande Holdings upon completion of the Offer, WW expects that it will place out and restore the public float to at least 25% of the outstanding shares of common stock of Grande Holdings within a reasonable time thereafter in order to prevent the suspension of trading in Grande Holdings common stock on the Hong Kong stock exchange.

The Reporting Persons intend to have discussions with directors and officers of the Issuer, stockholders of the Issuer (including Grande Holdings), and third parties in connection with the Reporting Persons’ investment in the Issuer. The subject of these discussions may in the future include the Issuer’s business, operations, assets, capital structure, management, board composition, strategic plans, dividend policy, and options for enhancing stockholder value through strategic and operational initiatives.

CUSIP No. 291087203	SCHEDULE 13D	Page 14 of 17

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, including the Offer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time take actions with respect thereto as they deem appropriate, depending on factors such as, among other things, the financial and operational performance of the Issuer, its strategic direction, the outcome of any discussions referred to above, price levels of the Common Stock, other investment opportunities that the Reporting Persons may have, conditions in the securities markets and general economic and industry conditions. These actions may include: (i) acquiring shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to their Securities; (iv) increasing or decreasing their ownership in or control of Grande Holdings; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and board of directors, stockholders of the Issuer (including Grande Holdings) and other interested parties.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

As a result of its acquisition of the Grande Holdings Interest, WW may be deemed to be a controlling person of Grande Holdings, and as a result may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. Accordingly, WW may be deemed to beneficially own the Emerson Shares. By virtue of Mr. Tan’s position as the sole director and sole shareholder of WW, Mr. Tan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. As a result, Mr. Tan may be deemed to beneficially own the Emerson Shares.

In addition, each of ML and RV holds 219,590,000 shares of common stock of Grande Holdings, collectively representing 8.0% of the outstanding shares of common stock of Grande Holdings as of the date hereof. ML is wholly owned by AE, AE is wholly owned by OC, and OC is wholly owned by SB. RV is wholly owned by OR, OR is wholly owned by PL, and PL is wholly owned by SB. Mr. Tan is the sole director of each of AE, ML, OR and RV. Ms. He is sole director of OC and PL, and is sole director and sole shareholder of SB. SB holds the shares of OC and PL in trust, and serves as the sole trustee over such shares. Mr. Tan is the settlor and a discretionary beneficiary of the shares of OC and PL held in trust by SB. Accordingly, each of AE, ML, OC, OR, PL, RV, SB and Ms. He may be deemed to be a member of the group controlling Grande Holdings together with WW and Mr. Tan, since ML and RV, together with WW, directly hold 73.9% of the outstanding shares of common stock of Grande Holdings as of the date hereof. Accordingly, each of AE, ML, OC, OR, PL, RV, SB and Ms. He may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares, and therefore may be deemed to beneficially own the Emerson Shares.

None of the Reporting Persons has effected any transactions in the shares of Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D other than the securities actually owned by such person (if any).

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 291087203	SCHEDULE 13D	Page 15 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k) under the Act.

CUSIP No. 291087203	SCHEDULE 13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of October, 2017	AURIZON ENTERPRISES LIMITED

	By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

MERCHANT LINK HOLDINGS LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

OMEN CHARM LIMITED

By:	/s/ Guichai He
Name: Guichai He Title: Director

OCEAN ROSE GLOBAL LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

PRAISEWISE LIMITED

By:	/s/ Guichai He
Name: Guichai He Title: Director

RISE VISION GLOBAL LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

CUSIP No. 291087203	SCHEDULE 13D	Page 17 of 17

SPLENDID BRILLIANCE (PTC) LIMITED

By:	/s/ Guichai He
Name: Guichai He Title: Director

WEALTH WARRIOR GLOBAL LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

By:	/s/ Guichai He
GUICHAI HE, an individual

By:	/s/ Bingzhao Tan
BINGZHAO TAN, an individual